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                              October 15, 2021

       Marc Stad
       Chief Executive Officer
       Dragoneer Growth Opportunities Corp. II
       One Letterman Drive
       Building D, Suite M500
       San Francisco, CA 94129

                                                        Re: Dragoneer Growth
Opportunities Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed September 29,
2021
                                                            File No. 333-259894

       Dear Mr. Stad:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

       Registration Statement on Form S-4

       Risks Relating to the Business Combination and Dragoneer, page 114

   1. We note your response to comment 4 and reissue the comment. Please include a risk factor explaining how
the process for acquiring the private company, Cvent, differs from that of a traditional
underwritten IPO as well as the reasoning behind your belief that the absence of due
diligence by an underwriter does not create a material risk.
 Marc Stad
FirstName LastNameMarc  Stad Corp. II
Dragoneer Growth Opportunities
Comapany
October 15,NameDragoneer
            2021         Growth Opportunities Corp. II
October
Page 2 15, 2021 Page 2
FirstName LastName
Results of Operations
Comparison of Three Months Ended June 30, 2021 and 2020 , page 291

2. We have reviewed your response to prior comment 12. Please address the following items:
             We note your revised disclosures to Event Cloud revenue. It remains unclear what impact your new virtual product, Attendee Hub, as well as the suspension of in-
             person meetings and events had on your Event Cloud revenue period over period. As such, your current disclosures appear to obscure the ability of the reader to identify the material sources of the change. Tell us your consideration of disclosing the change in number of customers period over period. Refer to Section III.D of SEC
             Release No. 33-6835. Similar concerns apply to your disclosures on pages 297 and
             302.
             Expand your Hospitality Cloud revenue disclosure to include more of the information you have provided in response to the second bullet point.
             Expand your disclosure to explain why you are unable to break out cost of revenue, including the response to the third bullet point.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Thomas Holden